Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2023

ANNUAL RESULTS

The board (the “Board”) of directors (the “Directors”) of Baozun Inc. (“Baozun” or the “Company”) hereby announces the annual unaudited consolidated results of the Company and its subsidiaries (the “Group”, “we” or “our”) for the year ended December 31, 2023 (the “Year”), together with comparative figures for the year ended December 31, 2022. These unaudited consolidated results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and have been reviewed by the audit committee of the Company (the “Audit Committee”).

FINANCIAL SUMMARY

•	Total net revenues were RMB8,812.0 million (US$[1]1,241.1 million) for the Year, an increase of 4.9% year-over-year, of which, service revenues were RMB5,454.8 million (US$768.3 million), a decrease of 5.2% year-over-year.

•	Loss from operations was RMB206.4 million (US$29.1 million) for the Year, compared with income from operations of RMB33.3 million for the year of 2022.

1	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0999 to US$1.00 for the financial figures in relation to the Year and RMB6.8972 to US$1.00 for the financial figures in relation to the year ended December 31, 2022 (i.e. the comparative figures), being the noon buying rate in effect on December 29, 2023 and December 30, 2022, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

•	Non-GAAP loss from operations[2] was RMB23.7 million (US$3.3 million) for the Year, compared with non-GAAP income from operations of RMB256.1 million for the year of 2022.

•	Net loss attributable to ordinary shareholders of Baozun was RMB278.4 million (US$39.2 million) for the Year, narrowed from RMB653.3 million in the fiscal year of 2022, which was primarily due to a fair value loss on derivative liabilities of RMB364.8 million in the same period of last year.

•	Non-GAAP net loss attributable to ordinary shareholders of Baozun[3] was RMB65.1 million (US$9.2 million) for the Year, compared with non-GAAP net income attributable to ordinary shareholders of Baozun of RMB132.2 million for the year of 2022.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[4]”) were both RMB4.68 (US$0.66) for the Year, compared with both RMB10.69 for the year of 2022.

•	Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS[5] were both RMB1.09 (US$0.15), compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS of RMB2.16 and RMB2.13, respectively, for the year of 2022.

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs.

[3]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss (gain) on derivative liabilities, loss on disposal of investments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss.

[4]	Each ADS represents three Class A ordinary shares of the Company.

[5]	Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

BAOZUN INC.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues
Product sales	3,873,589	2,644,214	3,357,202	472,852
Services (including related party revenues of RMB95,821, RMB133,758 and RMB113,288 for the years ended December 31, 2021, 2022 and 2023, respectively)	5,522,667	5,756,417	5,454,811	768,294

Total net revenues	9,396,256	8,400,631	8,812,013	1,241,146

Operating expenses:
Cost of products	(3,276,571)	(2,255,950)	(2,409,110)	(339,316)
Fulfillment	(2,661,126)	(2,719,749)	(2,507,306)	(353,147)
Sales and marketing	(2,549,842)	(2,674,358)	(2,829,016)	(398,459)
Technology and content	(448,410)	(427,954)	(505,203)	(71,156)
General and administrative	(525,802)	(371,470)	(855,914)	(120,553)
Other operating income, net	72,516	95,292	123,368	17,377
Impairment of goodwill	–	(13,155)	(35,212)	(4,960)

Total operating expenses	(9,389,235)	(8,367,344)	(9,018,393)	(1,270,214)

Income (loss) from operations	7,021	33,287	(206,380)	(29,068)

Other income (expenses):
Interest income	62,943	45,816	82,113	11,565
Interest expense	(56,847)	(56,917)	(41,344)	(5,823)
Unrealized investment loss	(209,956)	(97,827)	(68,031)	(9,582)
Gain (loss) on disposal of investments	150	(16,967)	–	–
(Loss) gain on disposal/acquisition of subsidiaries	–	(90,065)	631	89
Gain on repurchase of 1.625% convertible senior notes due 2024	–	7,907	–	–
Impairment loss of investments	(3,541)	(8,400)	–	–
Exchange gain (loss)	46,226	(32,384)	(8,530)	(1,201)
Fair value (loss) gain on derivative liabilities	–	(364,758)	24,515	3,453

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Loss before income tax and share of income in equity method investment	(154,004)	(580,308)	(217,026)	(30,567)
Income tax expense	(55,259)	(26,480)	(12,003)	(1,691)
Share of income (loss) in equity method investment, net of tax of nil	3,300	(3,586)	6,253	881

Net loss	(205,963)	(610,374)	(222,776)	(31,377)

Net (income) loss attributable to non-controlling interests	(1,505)	843	(9,677)	(1,363)
Net income attributable to redeemable non-controlling interests	(12,362)	(43,759)	(45,969)	(6,475)

Net loss attributable to ordinary shareholders of Baozun Inc.	(219,830)	(653,290)	(278,422)	(39,215)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.02)	(3.56)	(1.56)	(0.22)
Diluted	(1.02)	(3.56)	(1.56)	(0.22)

Net loss per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	(3.05)	(10.69)	(4.68)	(0.66)
Diluted	(3.05)	(10.69)	(4.68)	(0.66)

BAOZUN INC.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Net loss	(205,963)	(610,374)	(222,776)	(31,377)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	(53,847)	118,281	134,854	18,994

Comprehensive loss	(259,810)	(492,093)	(87,922)	(12,383)

Total comprehensive (income) loss attributable to non-controlling interests	(1,505)	843	(9,677)	(1,363)
Total comprehensive income attributable to redeemable non-controlling interests	(12,362)	(43,759)	(45,969)	(6,475)

Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(273,677)	(535,009)	(143,568)	(20,221)

BAOZUN INC.

UNAUDITED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	2,144,020	2,149,531	302,755
Restricted cash	101,704	202,764	28,559
Short-term investments	895,425	720,522	101,483
Accounts receivable, net of allowance for credit losses of RMB120,495 and RMB124,737 as of December 31, 2022 and 2023, respectively	2,292,678	2,184,729	307,712
Inventories	942,997	1,045,116	147,202
Advances to suppliers	372,612	311,111	43,819
Prepayments and other current assets	554,415	590,350	83,149
Amounts due from related parties	93,270	86,661	12,206

Total current assets	7,397,121	7,290,784	1,026,885

Non-current assets:
Investments in equity investees	269,693	359,129	50,582
Property and equipment, net	694,446	851,151	119,882
Intangible assets, net	310,724	306,420	43,158
Land use right, net	39,490	38,464	5,418
Operating lease right-of-use assets	847,047	1,070,120	150,723
Goodwill	336,326	312,464	44,010
Other non-current assets	65,114	45,316	6,383
Deferred tax assets	162,509	200,628	28,258

Total non-current assets	2,725,349	3,183,692	448,414

TOTAL ASSETS	10,122,470	10,474,476	1,475,299

	As of December 31,
	2022	2023
	RMB	RMB	US$
			(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	1,016,071	1,115,721	157,146
Accounts payable	474,732	563,562	79,376
Notes payable	487,837	506,629	71,357
Income tax payables	46,828	18,768	2,643
Accrued expenses and other current liabilities	1,025,540	1,188,179	167,350
Derivative liabilities	364,758	–	–
Amounts due to related parties	30,434	32,118	4,524
Current operating lease liabilities	235,445	332,983	46,900

Total current liabilities	3,681,645	3,757,960	529,296

Non-current liabilities:
Deferred tax liability	28,082	24,966	3,516
Long-term operating lease liabilities	673,955	799,096	112,550
Other non-current liabilities	62,450	40,718	5,735

Total non-current liabilities	764,487	864,780	121,801

TOTAL LIABILITIES	4,446,132	4,622,740	651,097

BAOZUN INC.

UNAUDITED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Redeemable non-controlling interests	1,438,082	1,584,858	223,223

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 163,100,873 and 167,901,880 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively)	116	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively)	8	8	1
Additional paid-in capital	5,129,103	4,571,439	643,874
Treasury shares (32,353,269 and nil shares as of December 31, 2022 and 2023, respectively)	(832,578)	–	–
Accumulated deficit	(228,165)	(506,587)	(71,349)
Accumulated other comprehensive income	15,678	32,251	4,542

Total Baozun Inc. shareholders’ equity	4,084,162	4,097,204	577,081

Non-controlling interests	154,094	169,674	23,898

Total equity	4,238,256	4,266,878	600,979
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	10,122,470	10,474,476	1,475,299

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 17, 2013. The Company, its subsidiaries and its VIE (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end E-commerce solutions including but not limited to the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

As of December 31, 2023, the Company’s major subsidiaries and VIE which, in the opinion of the directors of the Company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of Incorporation/ Acquisition	Place of Incorporation/ Operation and legal status	Issued share capital/ Paid in capital	Legal ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-14	HK	HKD10,000	100%
Shanghai Baozun E-commerce Limited (“Shanghai Baozun”)	11-Nov-03	PRC/wholly foreign owned enterprise	RMB1,800,000,000	100%
Shanghai Bodao E-commerce Limited	30-Mar-10	PRC/limited liability company	RMB10,000,000	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC/limited liability company	RMB8,648,649	100%
Baozun Hongkong Limited	11-Sep-13	HK	HKD10,000,000	100%
Shanghai Fengbo E-commerce Limited	29-Dec-11	PRC/limited liability company	RMB10,000,000	100%
Baozun Hongkong Investment Limited	21-July-15	HK	HKD100,000	100%
Baotong Inc.	19-Jun-19	Cayman	USD10,681.32	70%
Baotong Hong Kong Holding Limited	5-May-16	HK	HKD10,000	70%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-17	PRC/wholly foreign owned enterprise	RMB260,252,000	70%
Baozun Brand Management Limited	07-Oct-22	HK	RMB100,000,000	100%
White Horse Hongkong Holding Limited	08-Nov-22	HK	RMB10,000,000	100%
Gap (Shanghai) Commercial Co., Ltd.	31-Jan-23	PRC/wholly foreign owned enterprise	USD257,551,995	100%

VIE:
Shanghai Zunyi Business Consulting Ltd.	31-Dec-10	PRC/variable interest entity	RMB50,000,000	N/A

2.	SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Basis of consolidation

The unaudited consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

3.	REVENUE

For the years ended December 31, 2021, 2022 and 2023, substantially all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Product sales recognized at point of time	3,873,589	2,644,214	3,357,202

Services
– online store operations, digital marketing, customer service, warehousing and fulfillment and IT maintenance service which revenues are recognized over time	5,479,799	5,675,173	5,344,173
– one-time online store design and setup services which revenues are recognized at point of time	42,868	81,244	110,638

Total revenue	9,396,256	8,400,631	8,812,013

Contract Liability

The movement of the advances from customers for the years ended December 31, 2022 and 2023 were as follows:

Advances from Customers
RMB
Opening Balance as of January 1, 2022	63,677
Net increase	57,181

Ending Balance as of December 31, 2022	120,858
Net increase	42,379

Ending Balance as of December 31, 2023	163,237

Revenues amounted to RMB63,677 and RMB120,858 were recognized in the years ended December 31, 2022 and 2023 respectively, that were included in the balance of advance from customers at the beginning of the respective year.

4.	NET LOSS PER SHARE

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss	(205,963)	(610,374)	(222,776)
Net (income) loss attributable to non-controlling interests	(1,505)	843	(9,677)
Net income attributable to redeemable non-controlling interests	(12,362)	(43,759)	(45,969)
Net loss attributable to ordinary shareholders of Baozun Inc.	(219,830)	(653,290)	(278,422)
Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(1.02)	(3.56)	(1.56)
Diluted	(1.02)	(3.56)	(1.56)
Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	(3.05)	(10.69)	(4.68)
Diluted	(3.05)	(10.69)	(4.68)
Shares (Denominator):
Weighted average number of ordinary shares
Basic	216,370,290	183,274,855	178,549,849
Diluted	216,370,290	183,274,855	178,549,849

During the years ended December 31, 2021, 2022 and 2023, the Group had 527,416, 3,751,322 and 1,843,486 outstanding restricted share units respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

In applying the if-converted method, the conversion of the convertible senior notes was not assumed as the effect would have been anti-dilutive.

12,692,328 ordinary shares issued to ADS Borrowers are not considered as outstanding and which were excluded from the computation of basic and diluted earnings per share for the year ended December 31, 2021. The loaned ADS were returned and cancelled in the year ended December 31, 2022.

5.	INCOME TAX

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company’s subsidiaries incorporated in Hong Kong, the profits tax rate for the first HK $2 million of profits is 8.25%, while profits above that amount is subject to the tax rate of 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to Guoshuihan 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. Five subsidiaries of the Group obtained the HNTE certificate starting from 2018 and renewed the certification subsequently, thus applied 15% tax rate with a valid term of three years from the year of entitlement or renewal.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax	118,914	82,595	57,594
Deferred tax	(63,655)	(56,115)	(45,591)
Income tax expense	55,259	26,480	12,003

Reconciliation of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-deductible share-based compensation	(31.91)%	(6.13)%	(11.92)%
Effect of tax rates in different tax jurisdiction	(37.48)%	(23.20)%	(4.79)%
Effect of preferential tax rate	4.22%	0.84%	0.92%
Research and development super deduction	11.45%	2.28%	7.40%
HK tax-free interest income	2.77%	0.10%	3.51%
Effect of equity transaction	(7.92)%	–	–
Others	(3.00)%	0.14%	1.14%
Changes in valuation allowance	0.99%	(3.59)%	(26.79)%
Effective income tax rate	(35.88)%	(4.56)%	(5.53)%

The effect of the tax holiday on the income per share is as follows:

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	7,142	4,898	1,993
Income per share effect-basic	0.03	0.03	0.01
Income per share effect-diluted	0.03	0.03	0.01

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Accrued expenses	52,912	64,166
Inventory write-down	33,379	46,674
Impairment of equity investments	7,048	8,595
Salary and welfare payable	2,760	1,954
Allowance for credit losses	21,627	23,464
Net operating loss carry forward	83,099	439,585
Less: valuation allowance	(38,316)	(383,810)
Deferred tax assets, net	162,509	200,628

Deferred tax liabilities:
Identifiable intangible assets	(28,082)	(24,966)

Deferred tax liabilities	(28,082)	(24,966)

The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The Group provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2022 and 2023, respectively, as management is not able to conclude that the future realization of such deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB359,812 and RMB524,986 as of December 31, 2022 and 2023, respectively, for the Group’s certain subsidiaries.

Movement of the valuation allowance is as follows:

	For Year Ended December 31,
	2022	2023
	RMB	RMB
Balance as of January 1	18,169	38,316
Additions	28,134	355,907
Reversals	(7,987)	(10,413)
Balance as of December 31,	38,316	383,810

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2020, the Company is subject to examination of the PRC tax authorities.

As of December 31, 2022 and 2023, retained earnings of Company’s subsidiaries and VIE located in PRC were RMB1,601,313 and RMB623,500, respectively. The Company’s PRC subsidiaries’ retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a consolidated VIE. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable	2,413,173	2,309,466
Allowance for credit losses:
Balance at beginning of the year	(118,724)	(120,495)
Additions	(1,494)	(2,187)
Exchange loss	(7,921)	(3,017)
Write-offs	7,644	962
Balance at end of the year	(120,495)	(124,737)
Accounts receivable, net	2,292,678	2,184,729

An aging analysis based of accounts receivable on the relevant invoice dates is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
0-3 months	1,969,791	1,988,582
3-6 months	154,792	89,732
6-12 months	53,365	37,908
Over 1 year	235,225	193,244
Accounts receivable, gross	2,413,173	2,309,466

7.	ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts payable	474,732	563,562
Notes payable	487,837	506,629

An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
0-12 months	474,732	563,562
Over 1 year	–	–

Accounts payable, gross	474,732	563,562

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
0-12 months	487,837	506,629
Over 1 year	–	–

Notes payable, gross	487,837	506,629

8.	SHORT-TERM LOAN

The short-term loan as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Short–term loan
Short-term bank borrowings	1,016,071	1,115,721

The Group entered into one-year credit facilities with several Chinese commercial banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,329,012 and RMB3,715,846 as of December 31, 2022 and 2023, respectively, which can only be used to maintain daily operation.

As of December 31, 2022, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,016,071. Credit facilities in the amounts of RMB8,664 and RMB400,873 were used to issue the letters of guarantee with an aggregate amount of RMB17,342 and notes payable with an aggregate amount of RMB487,837, respectively. As such, RMB1,903,404 of the credit facilities was available for future borrowing as of December 31, 2022. The credit facilities expired throughout the period from January to December 2023.

As of December 31, 2023, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,115,721. Credit facilities in the amounts of RMB107,196 and RMB183,245 were used to issue the letters of guarantee with an aggregate amount of RMB127,773 and notes payable with an aggregate amount of RMB506,629, respectively. As such, RMB2,309,684 of the credit facilities was available for future borrowing as of December 31, 2023. The credit facilities will expire throughout the period from January to December 2024.

9.	DIVIDEND

The Board did not recommend the distribution of any final dividend for the year ended December 31, 2022 and 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Overview

We are a leader and pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Recognizing the growing convergence of online and offline commerce, we view this trend to be a significant opportunity. Adhering to our vision of “Technology Empowers Future Success”, our advanced technology and operating platforms serve as a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI).

Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Baozun Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. Baozun International is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. Baozun International will empower brands with local market insights and critical e-commerce infrastructure, serving local consumers through a wide product selection and differentiated customer experience.

The expansion of Baozun group into three business lines – BEC, BBM and BZI1, is aimed at creating a virtuous ecosystem in which each division brings value to the others. Our 16 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines.

Baozun E-Commerce (BEC)

Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

[1]	Following the acquisition of Gap Shanghai, the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce (including BEC and BZI); (ii) Brand Management (BBM).

Operational Highlights of BEC for the Year

At BEC, we put our brand partners’ needs at the center of everything we do. We are glad with our business development progress in 2023. As of December 31, 2023, we served more than 450 brand partners. During the Year, in collaboration with Nielsen, we further upgraded our Net Promoter Score (NPS). We continue to identify opportunities to enhance services to brand partners. For the third consecutive year, we have achieved an excellent NPS rating with 86% of our brand partners giving us a positive rating.

As content-based platforms are generating a growing proportion of e-commerce, we established Creative Content to Commerce (CCC) business unit during the Year to better capture the emerging needs of content creation and livestreaming. As of December 31, 2023, we have launched five livestreaming studios located in Shanghai, Hangzhou, Wuhan, Hefei and Nantong, all of which are equipped with state-of-art technology and experience team.

Furthermore, we also announced a contemplated 51% equity acquisition of Hangzhou Location Information Technology Co., Ltd. (“Location”), a top-tier Douyin partner specializing in apparel and accessories categories. We’re thrilled about the synergistic blend of our market leadership in creative content, compelling portfolio of brand partners and profound e-commerce operating experiences with Location’s exceptional skills and insights in daily livestreaming.

Omni-channel expansion remains a key theme for our brand partners. By the end of the Year, approximately 44.7% of our brand partners engaged with us for store operations of at least two channels, compared with 41.8% a year ago. During the Year, we started to pilot operations on Tencent’s Video Account platform with brands in FMCG and cosmetics sectors. In the latest Tencent Smart Retail Qianyu Program in October 2023, we won three major awards: Global Operation Excellent Partner, Pioneer Award for Private Domain Training, and Pioneer Award for Video Account Operation.

Cost optimization wise, our regional service centers continued to scale up during the Year and helped the Group to reduce costs. Meanwhile, we have proactively utilized artificial intelligence generated content (AIGC) tools in multiple areas such as content creation and art design to enhance efficiency.

Baozun Brand Management (BBM)

Baozun Brand Management engages in holistic brand management and serves as an all-rounded partner for global brands to further unlock their business potential in China, through strategic and tactic positioning, ensuring cultural relevance, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BBM targets the mid-end and premium consumer lifestyle brand segment.

In November 2022, we entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Limited. Concurrently, BBM and The Gap, Inc. established a series of business arrangements, through which The Gap, Inc. grants us the right to manufacture, market, distribute, and sell Gap products in Greater China with local creation capabilities on an exclusive basis.

Operational Highlights of BBM for the Year

In 2023, we prioritized the smooth post-acquisition transition of Gap Shanghai, and focused on refining product and merchandising strategies, building supply chain infrastructures, enhancing back-end systems and developing talent pool.

During the Year, we introduced new locally-designed China-for-China products for Gap Shanghai, aiming to deliver the right product to the right people at the right time. Our new product lines featured three new segments – “Modern Preppy, Urban Workwear and Premium Blue”. These new products were very well welcomed by Chinese consumers and we have seen positive shift of our consumer demographics. In addition, we also optimized our store structure during the Year. We ended fiscal year of 2023 with a total number of 126 stores.

Back-end wise, we made rapid improvements to local supply chain with localized capacity accounting for almost 100% of local sourcing. This agile supply chain enabled us to reduce our design-to-shelf lead time from previous 3 to 6 months to a few weeks, and thus reduced our inventory by 70 days. We also upgraded the back-end IT system for Gap Shanghai and introduced a new omni-channel operating platform, namely Retail Operating Platform (ROP). The ROP’s new architecture, featuring a centralized hub instead of a traditional ERP, achieves more real-time management and utilizes one pool of inventory to increase sales efficiency and inventory turnover across channels.

In addition to Gap Shanghai, we had our second brand under BBM portfolio. In 2023, Baozun Brand Management Limited and ABG Hunter LLC, a subsidiary of Authentic Brands Group (“Authentic”), entered into a share purchase agreement (“JV SPA”), for BBM’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia (“Hunter IP Holdco”). In the meantime, affiliates of Baozun entered into two license agreements with this JV through which this JV granted Baozun’s affiliates the right to manufacture, market, distribute and sell Hunter brand products in Greater China and Singapore and Malaysia respectively on an exclusive basis.

Baozun International (BZI)

Baozun International (BZI) is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. BZI will empower brands with local market insights and critical e-commerce infrastructure, in turn serving local consumers through wide product selection and differentiated customer experience.

Operational Highlights of BZI for the Year

Starting with Southeast Asia, we aim to serve brands and consumers around the world through both a localized and an e-commerce experience. As of December 31, 2023, we have set up operation offices in 6 regions, including Hong Kong, Taiwan, Singapore, Malaysia, the Philippines, and France. At the same time, we recruited top and experienced talents locally during the Year. As of December 31, 2023, we have over 100 employees in overseas outside mainland China. We aim to empower brand partners with our strong e-commerce operational capabilities, customized vertical- specific solutions, and localized services to better serve the digitalization needs overseas.

PROSPECTS

Looking forward, we remain cautious about the macro uncertainties. Yet, we are confident that our on-going transformation has strengthened our business fundamentals and our value proposition to brand owners. Our main focus in 2024 is to continue to execute our plans diligently and patiently in a sustainable manner. Our ongoing strategic expansion into three business lines, namely Baozun e-Commerce, Baozun Brand Management and Baozun International, is paving the way for our second growth curve.

For BEC, we are fully committed to our roadmap for strengthening its top and bottom lines while continuing to generate healthy cash flows. We will continue our efforts towards the strategic objective of achieving “customer-centric, high-quality, and sustainable business growth”. In 2023, we made progress in BEC’s business transition in four key areas, including customer centric service improvement, quality growth on revenue, efficiency improvement on profitability and sustainable corporate culture promotion.

Looking ahead, our primary focus for 2024 continues to be executing our business transition. Additionally, we aim to expand into high potential categories such as wine, health & beauty, and automotive. We will continue to further enhance our omnichannel capabilities, especially with prioritization of Douyin and other content-based channels. We believe this established network will extend our success across major e-commerce platforms, positioning us for sustained growth.

Lastly, we also aim to grow our product sales business by introducing a high-quality digitalized distribution model. Our goal is to seamlessly integrate online and offline channels using our digital capabilities to empower brands across all fronts. Additionally, our self-incubated brands, such as UDailyPlus in beauty and health category, continue to experience high double-digit growth.

For BBM, our primary focus is to build on the momentum and continue to strengthen the foundation and revitalize growth for the Gap brand in China. Additionally, we have completed the acquisition of Hunter’s relevant intellectual property and established a joint venture with Authentic Brands Group. We have ambitious plans for Hunter’s growth, including expanding into new categories and diversifying our distribution channels to unlock the brand’s full potential in China, as well as in Singapore and Malaysia. Leveraging our Baozun International BZI business unit, we aim to further support and accelerate Hunter’s business expansion in the South East Asian region.

We believe that our expertise in technology, applied to brand operations, is at the core of Baozun’s identity. Regardless of the specific business models we deploy, our technology and expertise form a cohesive and robust foundation for our strategic endeavors. In our view, our business fundamentals have been significantly fortified, and we will continue to focus on further executing our plans. With a healthy cash flow and balance sheet, we will be ready to seize new opportunities and provide lasting value to our stakeholders.

FINANCIAL REVIEW

Revenue

The Group’s revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

	Year ended December 31,
	2023		2022
Net Revenues	RMB’000%		RMB’000%		Growth Rate %
Product sales	3,357,202	38.1%	2,644,214	31.5%	27.0%
Services	5,454,811	61.9%	5,756,417	68.5%	-5.2%

Total	8,812,013	100.0%	8,400,631	100.0%	4.9%

For the Year, the total net revenues of the Group was approximately RMB8,812.0 million (US$1,241.1 million) (December 31, 2022: RMB8,400.6 million), representing an increase of approximately 4.9% as compared with 2022, mainly due to the incremental revenue contribution from BBM, a new line of business the Company launched in the first quarter of 2023.

Revenue from product sales

The increase in the revenue from products sales during the Year as compared with last year was mainly due to the incremental contribution from product sales of BBM, which mainly comprised retail revenue from Gap Shanghai business, including both offline store sales and online sales; and partially offset by the decline from BEC due to the weak performance in the appliance and electronics categories, as well as the Company’s optimization of its product distribution model, especially in the category of electronics. Product sales included product sales from E-Commerce and Brand Management of RMB2,092.2 million and RMB1,265.0 million for the year ended December 31, 2023, respectively, compared with product sales from e-Commerce of RMB2,644.2 million for the year ended December 31, 2022.

Revenue from services

The decrease in revenue from services during the Year as compared with last year was mainly due to a revenue reduction of RMB202.6 million from warehousing and fulfillment due to lower volume of warehousing business and the disposal of a loss-making subsidiary during the fourth quarter of 2022, and a revenue reduction of RMB100.6 million from digital marketing, due to fewer performance-marketing initiatives during the Year, partially offset by an increase in revenue from value-added content driven marketing.

Cost of Products

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Our cost of products was RMB2,409.1 million for the Year (US$339.3 million) (December 31, 2022: RMB2,256.0 million). The increase in cost of products during the Year as compared to last year was mainly attributable to the incremental cost of product of RMB581.4 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Fulfillment Expenses

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfilment expenses decreased by 7.8% from RMB2,719.7 million (US$394.3 million) for the year ended December 31, 2022 to RMB2,507.3 million (US$353.1 million) for the Year. The decrease was primarily due to the additional savings in customer services expenses resulting from the Company’s expanding use of regional service centers.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 5.8% from RMB2,674.4 million (US$387.7 million) for the year ended December 31, 2022 to RMB2,829.0 million (US$398.5 million) for the Year, primarily attributable to the incremental sales and marketing expenses of RMB339.2 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Technology and Content Expenses

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses increased by 18.1% from RMB428.0 million (US$62.0 million) for the year ended December 31, 2022 to RMB505.2 million (US$71.2 million) for the Year, primarily due to the Company’s ongoing investment in technological innovation and productization, partially offset by the Company’s cost control initiatives and efficiency improvements.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses increased by 130.4% from RMB371.5 million (US$53.9 million) for the year ended December 31, 2022 to RMB855.9 million (US$120.6 million) for the Year, primarily due to an incremental expense of RMB405.8 million related to Brand Management, including the expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, as well as strategic investments expenses in Creative Content to Commerce business unit and brand management.

Other Operating Income (Expenses), Net

Our other operating income (expenses) mainly consists of cash subsidies received by the subsidiaries of the Group in the People’s Republic of China (the “PRC”) from local governments as incentives for conducting business in certain local districts. The other operating income increased by 29.5% from RMB95.3 million (US$13.8 million) for the year ended December 31, 2022 to RMB123.4 million (US$17.4 million) for the Year, primarily attributable to the incremental other operating income of RMB16.7 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Other Income (Expenses)

The other income (expenses), net, consist of net interest income, unrealized investment loss, gain (loss) on disposal of investments, (loss) gain on disposal/acquisition of subsidiaries, gain on repurchase of 1.625% convertible senior notes due 2024, impairment loss of investments, fair value (loss) gain on derivative liabilities and exchange gain (loss). For the Year, other expenses (net) was approximately RMB10.6 million (US$1.5 million), representing a decrease of approximately 98.3% from approximately RMB613.6 million (US$89.0 million) for the year ended December 31, 2022, primarily due to the fair value loss on derivative liabilities of RMB364.8 million recorded in connection with the 30% equity interest of our subsidiary, Baotong Inc., that we issued to Cainiao Smart Logistics Investment Limited and the disposal of a loss-making subsidiary of its warehouse and supply chain businesses in the year 2022.

Income Tax Expense

For the Year, our income tax expense was RMB12.0 million (US$1.7 million) as compared to RMB26.5 million (US$3.8 million) for the year ended December 31, 2022.

Net Loss

As a result of the above factors, net loss of approximately RMB222.8 million (US$31.4 million) for the Year was recorded, compared to a net loss of RMB610.4 million (US$88.5 million) for the year ended December 31, 2022.

Current Assets

As of December 31, 2023, the current assets of the Group were approximately RMB7,290.8 million (US$1,026.9 million), representing a decrease of 1.4% as compared with approximately RMB7,397.1 million (US$1,072.5 million) as of December 31, 2022. As of December 31, 2023, the current ratio (current assets divided by current liabilities) of the Group was approximately 1.9 times (December 31, 2022: approximately 2.0 times).

Accounts Receivables, net of Allowance for Credit Loss

Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) decreased by 4.7% from RMB2,292.7 million (US$332.4 million) as of December 31, 2022 to RMB2,184.7 million (US$307.7 million) as of December 31, 2023.

Accounts Payables

Our accounts payables represent payables to suppliers. As of December 31, 2023, accounts payables amounted to approximately RMB563.6 million (US$79.4 million), representing an increase of approximately 18.7% as compared with approximately RMB474.7 (US$68.8 million) million as of December 31, 2022, primarily due to the incremental account payables related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Accrued Expenses and Other Current Liabilities

Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals.

As of December 31, 2023, accrued expenses and other current liabilities amounted to approximately RMB1,188.2 million (US$167.4 million), representing an increase of approximately 15.9% as compared with approximately RMB1,025.5 million (US$148.7 million) as of December 31, 2022, primarily due to the incremental accrual expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, short-term bank borrowings.

Cash and Cash Equivalents

Our cash and cash equivalents generally consist of bank deposits denominated in RMB, USD and HKD. Bank deposits carry interest at market rates which range from 0.70% to 5.01% per annum. Our cash and cash equivalents, restricted cash and short-term investment amounted to approximately RMB2,149.5 million (US$302.8 million), RMB202.8 million (US$28.6 million), and RMB720.5 million (US$101.5 million) as of December 31, 2023 (December 31, 2022: RMB2,144.0 million (US$310.9 million), RMB101.7 million (US$14.7 million), and RMB895.4 million (US$129.8 million)). The increase in cash position was mainly due to the improvement of the recovery of accounts receivables.

Short-term Loan

As of December 31, 2023, we had short-term loan of approximately RMB1,115.7 million (US$157.1 million) (December 31, 2022: RMB1,016.1 million).

For the Year, the effective interest rates of the Group’s short-term bank borrowings ranged from 2.8% to 3.3% (December 31, 2022: 3.1% to 4.1%).

Pledge of Assets

As of December 31, 2023, no assets of the Group was pledged or charged.

Gearing Ratio

The calculation of gearing ratio is based on total debt for the year divided by total equity for the year and multiplied by 100.0%. The gearing ratio as of December 31, 2022 and December 31, 2023 were 1.05 and 1.08, respectively.

Contingent Liabilities and Commitments

As of December 31, 2023, the Group did not have any material contingent liabilities or commitments.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties and long-term time deposits.

We had cash and cash equivalents of RMB2,149.5 million (US$302.8 million) and RMB2,144.0 million (US$310.9 million), restricted cash of RMB202.8 million (US$28.6 million) and RMB101.7 million (US$14.7 million), short-term investments of RMB720.5 million (US$101.5 million) and RMB895.4 million (US$129.8 million) as of December 31, 2023 and December 31, 2022, respectively. All of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality.

We had accounts receivables, net of allowance for credit losses, of RMB2,184.7 million (US$307.7 million) and RMB2,292.7 million (US$332.4 million) and amounts due from related parties of RMB86.7 million (US$12.2 million) and RMB93.3 million (US$13.5 million) as of December 31, 2023 and December 31, 2022, respectively. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Exchange Risk

The Group’s business is primarily conducted in PRC and almost all of its revenues are denominated in Renminbi. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Year, the Group had not deployed any financial instrument for hedging its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary.

SIGNIFICANT INVESTMENT HELD, MATERIAL ACQUISITIONS AND DISPOSALS

References are made to the announcements of the Company dated November 8, 2022 and February 1, 2023. Completion of the acquisition of Gap (Shanghai) Commercial Co., Ltd. took place on January 31, 2023. The Company will endeavor to complete the acquisition of Gap Taiwan Limited.

Save as disclosed above, there were no significant investments, acquisitions and disposals of subsidiaries, associates or joint ventures during the Year.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

The Group had not executed any agreement in respect of material investment or capital asset and did not have any other plans relating to material investment or capital asset as of the date of this announcement. However, as China e-commerce and retail market evolves, if any potential investment opportunity arises in the coming future, the Group will perform feasibility studies and prepare implementation plans to consider whether it is beneficial to the Group and our shareholders as a whole.

EMPLOYEES AND REMUNERATION POLICY

As of December 31, 2023, the Group had 7,827 full-time employees, compared with 7,588 as of December 31, 2022. The increase in full-time employees was mainly due to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Our success depends on our ability to attract, retain and motivate qualified personnel. Most of our senior management team members possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and RSUs according to our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We have established comprehensive training programs, including orientation programs and on- the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the- job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs. In 2023, we further upgraded Baozun College by incorporating comprehensive practical training programs, each meticulously tailored to suit the varying skill levels of our employees. Furthermore, we launched the Baozun Young Talent Program, an initiative aimed at nurturing emerging talent.

SUBSEQUENT EVENTS

In January 2024, we announced that the Board has authorized the management to set up and implement a new share repurchase program under which the Company may repurchase up to US$20 million worth of its outstanding (i) ADSs, each representing three Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from January 24, 2024, subject to the scope and limit of the general repurchase mandate granted by shareholders of the Company on June 15, 2023 and if passed, a similar repurchase mandate to be put forward to shareholders in the upcoming annual general meeting of the Company.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. After the publication of this announcement, the management of Baozun may implement the share repurchase, including but not limited to implementing the share repurchase in accordance with plans under the Rule 10b5-1 and/ or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. The Board will keep reviewing the share repurchase program periodically. The Company plans to fund repurchases from its existing cash balance. As at the date of this announcement, no share repurchase plan has been entered into and shareholders of the Company and prospective investors should note that there is no assurance of the timing, quantity or price of any share repurchase or whether the Company will make any repurchase at all. Shareholders of the Company and prospective investors should exercise caution when dealing in the securities of the Company.

Save as disclosed above, there was no other event that has taken place subsequent to December 31, 2023 and up to the date of this announcement that may have a material impact on the Group’s operating and financial performance.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our shareholders. The Group has adopted the code provisions in Part 2 of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 (which has been renumbered to Appendix C1 with effect from December 31, 2023) to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) as its own code of corporate governance.

Save for the deviation for reasons set out below, during the Year, the Group has complied with the CG Code.

Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of the Group and has been instrumental to our growth and business operation as the founder of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including the independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of the Group and are in the interests of the Company and the Shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and the Board, both of which comprises experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group’s circumstances.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 (which has been renumbered to Appendix C3 with effect from December 31, 2023) to the Listing Rules as a code of conduct for securities transactions by the Directors during the Year.

Having made specific enquiries to all the Directors, all the Directors confirmed that they have strictly complied with the required standards set out in the Model Code during the Year.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

During the Year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

REVIEW OF ANNUAL RESULTS

The Company has established the Audit Committee in compliance with the Listing Rules. The Audit Committee has reviewed the annual financial results for the Year and considers that the annual financial results are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

FINAL DIVIDEND

The Board has resolved not to recommend the distribution of final dividend for the Year (2022: Nil).

SCOPE OF WORK OF DELOITTE

The figures in respect of the Group’s unaudited consolidated balance sheet, unaudited consolidated statement of operations and unaudited consolidated statement of comprehensive income and the related notes thereto for the year ended December 31, 2023 as set out in the preliminary announcement have been agreed by the Group’s auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the unaudited consolidated financial statements of the Group for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by Messrs. Deloitte Touche Tohmatsu on the preliminary announcement.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non- GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share – based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss (gain) on derivative liabilities, loss on disposal of investments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share – based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss (gain) on derivative liabilities, loss on disposal of investments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors’ assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income (loss) and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income (loss), net income (loss) attributable to ordinary shareholders of Baozun, net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures to the nearest U.S. GAAP performance measures is provided below:

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the year ended December 31,
	2022	2023
	RMB	RMB	US$
Income (loss) from operations	33,287	(206,380)	(29,068)
Add: Share-based compensation expenses	142,381	103,449	14,570
Amortization of intangible assets resulting from business acquisition	39,431	31,875	4,489
Acquisition-related expenses	13,694	12,171	1,714
Impairment of goodwill	13,155	35,212	4,960
Loss on variance from expected contingent acquisition payment	9,495	–	–
Cancellation fees of repurchased ADSs and returned ADSs	4,650	–	–

Non-GAAP income (loss) from operations	256,093	(23,673)	(3,335)

Net loss	(610,374)	(222,776)	(31,377)
Add: Share-based compensation expenses	142,381	103,449	14,570
Amortization of intangible assets resulting from business acquisition	39,431	31,875	4,489
Acquisition-related expenses	13,694	12,171	1,714
Impairment of goodwill and investments	21,555	35,212	4,960
Loss on variance from expected contingent acquisition payment	9,495	–	–
Cancellation fees of repurchased ADSs and returned ADSs	4,650	–	–
Fair value loss (gain) on derivative liabilities	364,758	(24,515)	(3,453)
Loss on disposal of investments	16,967	–	–
Loss (gain) on disposal/acquisition of subsidiaries	90,065	(631)	(89)
Unrealized investment loss	97,827	68,031	9,582
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(7,880)	(6,086)	(857)

Non-GAAP net income (loss)	182,569	(3,270)	(461)

	For the year ended December 31,
	2022	2023
	RMB	RMB	US$
Net loss attributable to ordinary shareholders of Baozun Inc.	(653,290)	(278,422)	(39,215)
Add: Share-based compensation expenses	142,381	103,449	14,570
Amortization of intangible assets resulting from business acquisition	30,076	24,206	3,409
Acquisition-related expenses	13,694	12,171	1,714
Impairment of goodwill and investments	21,555	35,212	4,960
Loss on variance from expected contingent acquisition payment	9,495	–	–
Cancellation fees of repurchased ADSs and returned ADSs	4,650	–	–
Fair value loss (gain) on derivative liabilities	364,758	(24,515)	(3,453)
Loss on disposal of investments	16,967	–	–
Loss (gain) on disposal/acquisition of subsidiaries	90,065	(652)	(92)
Unrealized investment loss	97,827	68,031	9,582
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(5,972)	(4,569)	(644)

Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	132,206	(65,089)	(9,169)

Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	2.16	(1.09)	(0.15)
Diluted	2.13	(1.09)	(0.15)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	183,274,855	178,549,849	178,549,849
Diluted	185,897,231	178,549,849	178,549,849

PUBLICATION OF ANNUAL RESULTS AND 2023 ANNUAL REPORT

This announcement is published on the websites of the Company (http://ir.baozun.com) and the Hong Kong Stock Exchange (http://www.hkexnews.hk). The 2023 annual report will be made available on the websites of the Company and the Hong Kong Stock Exchange as and when appropriate.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, 28 March, 2024

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

*      for identification purposes only